UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RJS DEVELOPMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74965C 200

(CUSIP Number)

Anke Feng Guofeng Feng Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China +86 (28) 8661-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 74965C 200	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Anke Feng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 360,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74965C 200	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Guofeng Feng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 360,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 360,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.    Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of RJS Development, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is Room 1725, Building BTop City, No.1 Xiaokejiaxiang Chunxi Road, Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China.

Item 2.   Identity and Background

(a)           The persons filing this statement are Anke Feng (“Ms. Feng”), a citizen of Germany, and Guofeng Feng (“Mr. Feng”), a citizen of the People’s Republic of China (collectively, the “Reporting Persons”).  Ms. Feng and Mr. Feng are married.

(b)           The residence or business address of the Reporting Persons is Room 1725, Building B, Top City, No.1 Xiaokejiaxiang Chunxi Road, Jinjiang District, Chengdu, Sichuan 610061, People’s Republic of China.

(c)           Ms. Feng has no present occupation or employment.  Mr. Feng is (i) the Chief Executive Officer and sole director of the Issuer, and (ii) the Vice Manager of Shanghai Andu Investment Group.  The Issuer is a shell company with its principal business address at the address set forth under Item 1 above.  Shanghai Andu Investment Group is an investment company with its principal business address at 5F, No. 815, Dongdaming Road, Hongkou District, Shanghai, People’s Republic of China.

(d)           No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Ms. Feng is the sole owner of the 360,000 shares of Common Stock reported in this statement.  The purchase price of the shares of Common Stock purchased by Ms. Feng was approximately $0.04789 per share.  The source of funding for the purchase of these shares of Common Stock was Ms. Feng’s personal funds.

Item 4.   Purpose of Transaction.

Ms. Feng acquired the shares of Common Stock reported herein pursuant to a Stock Purchase Agreement, dated as April 23, 2012 (the “Stock Purchase Agreement”), by and among Yong Li, as agent and attorney-in-fact (“Agent”) for the persons listed on Exhibit A attached thereto (“Buyers”), Joe Tyszko (“Seller”) and the Issuer.  Pursuant to the Stock Purchase Agreement, Seller sold to Agent, as agent and attorney-in-fact for the Buyers, and Agent, as agent and attorney-in-fact for the Buyers, agreed to purchase, an aggregate of 5,951,544 shares of Common Stock, constituting approximately 99.2% of the issued and outstanding Common Stock, for an aggregate purchase price of $285,000.  Ms. Feng was among the Buyers under the Stock Purchase Agreement.  Pursuant to the Stock Purchase Agreement, Mr. Feng was appointed as the Chief Executive Officer of the Company effective as of the closing of the transactions contemplated thereby, and elected as the sole director of the Company effective as of 10 days after the mailing of to the stockholders of the Issuer an information statement on Schedule 14f-1 pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder Mr. Feng’s to the Board of Directors of the Company.  A copy of the Stock Purchase Agreement was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 23, 2012.

In his capacity as the Chief Executive Officer and sole director of the Company, Mr. Feng is, and will be, significantly involved in the affairs of the Company and could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

Other than as set forth above, none of the Reporting Persons, in his or her (as applicable) capacity as a holder of a security of the Company, has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”).

Item 5.   Interest in Securities of the Issuer.

(a)           Ms. Feng beneficially owns 360,000 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock.  Mr. Feng is the spouse of Ms. Feng and, as such, may be deemed to share indirect beneficial ownership of the shares of Common stock owned by Ms. Feng.  Mr. Feng disclaims all such beneficial ownership.

(b)           Ms. Feng has sole voting power and sole dispositive power with regard to 360,000 shares of Common Stock.  Mr. Feng is the spouse of Ms. Feng and, as such, may be deemed to have shared voting power and shared dispositive power with regard to the shares of Common stock owned by Ms. Feng.  Mr. Feng disclaims any voting control of or investment discretion over the shares of Common Stock owned by Ms. Feng.

(c)           Reference is made to the information contained in Item 4 above, which is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reference is made to the information contained in Item 4 above, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Joint Filing Agreement, dated April 27, 2012, among the Reporting Persons *
2.	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC by the Issuer on April 23, 2012)

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 27, 2012

/s/ Anke Feng
Name: Anke Feng

/s/ Guofeng Feng
Name: Guofeng Feng